HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and six months ended June 30, 2025 and 2024

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Revenues
Distribution (includes related party revenues of $111 and $222 (2024 - $107 and $213) for the three and six months ended June 30, respectively) (Note 22)	1,434	1,436	3,195	3,041
Transmission (includes related party revenues of $613 and $1,235 (2024 - $579 and $1,130) for the three and six months ended June 30, respectively) (Note 22)	622	583	1,258	1,136
Other	10	12	21	20
	2,066	2,031	4,474	4,197

Costs
Purchased power (includes related party costs of $459 and $1,389 (2024 - $488 and $1,313) for the three and six months ended June 30, respectively) (Note 22)	899	940	2,119	2,036
Operation, maintenance and administration (Note 22)	320	319	652	641
Depreciation, amortization and asset removal costs (Note 4)	288	263	552	517
	1,507	1,522	3,323	3,194

Income before financing charges and income tax expense	559	509	1,151	1,003
Financing charges (Note 5)	169	157	332	305

Income before income tax expense	390	352	819	698
Income tax expense (Note 6)	61	57	129	108
Net income	329	295	690	590

Other comprehensive income (loss)	2	(1)	1	3
Comprehensive income	331	294	691	593

Net income attributable to:
Noncontrolling interest	2	3	5	5
Common shareholders	327	292	685	585
	329	295	690	590

Comprehensive income attributable to:
Noncontrolling interest	2	3	5	5
Common shareholders	329	291	686	588
	331	294	691	593

Earnings per common share (Note 20)
Basic	$0.54	$0.49	$1.14	$0.98
Diluted	$0.54	$0.49	$1.14	$0.97

Dividends per common share declared (Note 19)	$0.34	$0.31	$0.65	$0.61

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
As at June 30, 2025 and December 31, 2024

As at (millions of Canadian dollars)	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	71	716
Accounts receivable (Note 7)	979	911
Due from related parties	374	325
Other current assets (Note 8)	160	165
	1,584	2,117

Property, plant and equipment (Note 9)	30,273	29,093
Other long-term assets:
Regulatory assets (Note 11)	3,633	3,503
Deferred income tax assets	131	127
Intangible assets (Note 10)	646	661
Goodwill	378	373
Other assets (Note 12)	1,168	808
	5,956	5,472
Total assets	37,813	36,682

Liabilities
Current liabilities:
Short-term notes payable (Note 15)	1,371	200
Long-term debt payable within one year (Notes 15, 16)	900	1,150
Accounts payable and other current liabilities (Note 13)	1,937	1,809
Due to related parties	158	342
	4,366	3,501

Long-term liabilities:
Long-term debt (Notes 15, 16)	15,830	16,329
Regulatory liabilities (Note 11)	1,727	1,476
Deferred income tax liabilities	1,643	1,452
Other long-term liabilities (Note 14)	1,767	1,751
	20,967	21,008
Total liabilities	25,333	24,509

Contingencies and Commitments (Notes 24, 25)
Subsequent Events (Note 27)

Noncontrolling interest subject to redemption	19	19

Equity
Common shares (Note 18)	5,720	5,713
Additional paid-in capital	24	28
Retained earnings	6,657	6,360
Accumulated other comprehensive loss	(11)	(12)
Hydro One shareholders’ equity	12,390	12,089

Noncontrolling interest	71	65
Total equity	12,461	12,154
	37,813	36,682

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the six months ended June 30, 2025 and 2024

Six months ended June 30, 2025 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2025	5,713	28	6,360	(12)	12,089	65	12,154
Net income	—	—	685	—	685	4	689
Other comprehensive income (loss)	—	—	—	1	1	—	1
Distributions to noncontrolling interest	—	—	—	—	—	(6)	(6)
Contributions from sale of noncontrolling interest	—	—	—	—	—	8	8
Dividends on common shares (Note 19)	—	—	(388)	—	(388)	—	(388)
Common shares issued	7	(7)	—	—	—	—	—
Stock-based compensation	—	3	—	—	3	—	3
June 30, 2025	5,720	24	6,657	(11)	12,390	71	12,461

Six months ended June 30, 2024 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2024	5,706	30	5,947	(3)	11,680	65	11,745
Net income	—	—	585	—	585	4	589
Other comprehensive income (loss)	—	—	—	3	3	—	3
Distributions to noncontrolling interest	—	—	—	—	—	(4)	(4)
Dividends on common shares (Note 19)	—	—	(366)	—	(366)	—	(366)
Common shares issued	7	(7)	—	—	—	—	—
Stock-based compensation	—	3	—	—	3	—	3
June 30, 2024	5,713	26	6,166	—	11,905	65	11,970

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and six months ended June 30, 2025 and 2024

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2025	2024	2025	2024
Operating activities
Net income	329	295	690	590
Environmental expenditures	—	(4)	(1)	(7)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	232	223	465	445
Regulatory assets and liabilities	16	(37)	71	15
Deferred income tax expense	33	46	67	88
Other	9	2	15	—
Changes in non-cash balances related to operations (Note 23)	(14)	221	(192)	77
Net cash from operating activities	605	746	1,115	1,208

Financing activities
Long-term debt issued	—	—	—	800
Long-term debt repaid	(350)	(700)	(750)	(700)
Short-term notes issued	2,065	1,095	3,140	1,595
Short-term notes repaid	(1,350)	(715)	(1,965)	(995)
Dividends paid (Note 19)	(200)	(188)	(388)	(366)
Distributions paid to noncontrolling interest	(2)	(2)	(7)	(6)
Contributions received from sale of noncontrolling interest	8	—	8	—
Costs to obtain financing	(1)	(2)	(1)	(7)
Net cash from (used in) financing activities	170	(512)	37	321

Investing activities
Capital expenditures (Note 23)
Property, plant and equipment	(786)	(710)	(1,408)	(1,355)
Intangible assets	(8)	(26)	(29)	(48)
Additions to future use assets	(43)	(110)	(102)	(129)
Investment in East-West Tie Limited Partnership (Note 12)	—	—	(261)	—
Capital contributions received	—	—	4	2
Other	10	—	(1)	(4)
Net cash used in investing activities	(827)	(846)	(1,797)	(1,534)

Net change in cash and cash equivalents	(52)	(612)	(645)	(5)
Cash and cash equivalents, beginning of period	123	686	716	79
Cash and cash equivalents, end of period	71	74	71	74

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and six months ended June 30, 2025 and 2024
1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). As at June 30, 2025, the Province held approximately 47.1% (December 31, 2024 - 47.1%) of the common shares of Hydro One. The businesses of Hydro One are comprised of the following three segments:
•The Transmission segment owns and operates Hydro One’s transmission system which transmits high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid. The transmission business consists of the transmission system operated by Hydro One Inc.’s rate-regulated subsidiaries, Hydro One Networks Inc. (Hydro One Networks), Hydro One Sault Ste. Marie LP (HOSSM), and an approximate 90% interest in Chatham x Lakeshore Limited Partnership (CLLP), an approximate 66% interest in B2M Limited Partnership (B2M LP), and an approximate 55% interest in Niagara Reinforcement Limited Partnership (NRLP). The Transmission segment also includes Hydro One Network’s approximate 48% minority interest in the East-West Tie Limited Partnership (EWT LP) which was completed on March 4, 2025.
•The Distribution segment owns and operates Hydro One’s distribution system which delivers electricity to end customers and certain other municipal electricity distributors within Ontario. The distribution business consists of the distribution systems operated by Hydro One Inc.'s rate-regulated subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
•The Other segment consists principally of Hydro One’s telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, as well as certain corporate activities, and is not rate-regulated. The telecommunications business is carried out by Hydro One's wholly-owned subsidiary, Acronym Solutions Inc. (Acronym). In addition to supporting Hydro One's regulated business segments, Acronym offers a comprehensive suite of Information Communications Technology solutions. Furthermore, Hydro One's other segment also includes Aux Energy Inc., a wholly-owned subsidiary that provides energy solutions to commercial and industrial clients, and Ontario Charging Network (OCN) LP, a wholly-owned subsidiary (2024 - a joint venture) that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand.
Earnings for interim periods are impacted by seasonal weather conditions affecting customer demand, market pricing, and the timing of regulatory decisions.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (U.S.) generally accepted accounting principles (GAAP) for interim financial statements and all financial information is presented in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2024, with the exception of the adoption of new accounting standards as described in Note 3 - New Accounting Pronouncements, and the inclusion of Equity Method Investments following Hydro One Networks’ acquisition of a minority interest in EWT LP in the first quarter of this year. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to fairly reflect the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with Hydro One’s annual audited consolidated financial statements for the year ended December 31, 2024.
Equity Method Investments
The Company accounts for its investments in entities over which it has significant influence but not a controlling interest using the equity method of accounting. Significant influence is generally presumed to exist when the Company owns 20% to 50% of the voting stock of the investee, but can also exist when the Company owns less than 20% if it has the ability to exercise significant influence through other means. Under this method, the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of the earnings or losses of the investee, as well as any distributions received from the investee.

5

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Accounting Guidance To Be Adopted in 2025

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2024-02	March 2024	The amendments contain modifications to the codification that remove various concept statements which may be extraneous and not required to understand or apply the guidance or references used in prior statements to provide guidance in certain topical areas.	Fiscal years beginning after December 15, 2024.	No impact upon adoption
ASU 2023-09	December 2023	The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	Annual periods beginning after December 15, 2024.	Under assessment
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Codification. Many of the amendments allow users to more easily compare entities subject to the U.S. Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2024-03	November 2024	The amendments require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, which are not generally presented in the current financial statements.	Annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027.	Under assessment
ASU 2025-03	May 2025	The amendments require entities to apply the guidance for identifying the accounting acquirer in transactions where a business that qualifies as a Variable Interest Entity (VIE) is acquired through the exchange of equity interests.	Annual and interim periods beginning after December 15, 2026.	Under assessment
ASU 2025-05	July 2025	The amendments allow all entities to use a practical expedient when estimating expected credit losses for current accounts receivable and contract assets under Topic 606, by assuming that current conditions as of the balance sheet date remain unchanged over the asset’s life. Additionally, entities other than public business entities that elect this expedient may adopt an accounting policy to consider post–balance sheet date collection activity in their credit loss estimates.	Annual and interim periods beginning after December 15, 2025.	Under assessment

6

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2025	2024	2025	2024
Depreciation of property, plant and equipment	210	200	421	400
Amortization of intangible assets	22	19	43	38
Amortization of regulatory assets	—	4	1	7
Depreciation and amortization	232	223	465	445
Asset removal costs	56	40	87	72
	288	263	552	517

5. FINANCING CHARGES

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2025	2024	2025	2024
Interest on long-term debt	181	162	359	327
Interest on regulatory accounts	6	8	13	14
Interest on short-term notes	6	7	9	12
Realized loss (gain) on cash flow hedges (interest-rate swap agreements) (Note 16)	1	(2)	2	(3)
Other	5	7	8	9
Less: Interest capitalized on construction and development in progress	(27)	(22)	(51)	(41)
Interest earned on cash and cash equivalents	(3)	(3)	(8)	(13)
	169	157	332	305
6.    INCOME TAXES
As a rate-regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or deferred income tax regulatory liabilities, with an offset to deferred income tax recovery or deferred income tax expense, respectively. The Company’s consolidated income tax expense or income tax recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or income tax recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2025	2024	2025	2024
Income before income tax expense	390	352	819	698
Income tax expense at statutory rate of 26.5% (2024 - 26.5%)	103	93	217	185

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(22)	(19)	(44)	(41)
Overheads capitalized for accounting but deducted for tax purposes	(12)	(9)	(24)	(20)
Interest capitalized for accounting but deducted for tax purposes	(8)	(5)	(17)	(11)
Pension and post-retirement benefit contributions in excess of expense	(2)	(1)	(3)	(2)
Environmental expenditures	—	(1)	—	(2)
Other	1	(1)	(1)	(1)
Net temporary differences attributable to regulated business	(43)	(36)	(89)	(77)
Net permanent differences	1	—	1	—
Total income tax expense	61	57	129	108

Effective income tax rate	15.6%	16.2%	15.8%	15.5%

7

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
7.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	June 30, 2025	December 31, 2024
Accounts receivable - billed	516	433
Accounts receivable - unbilled	526	539
Accounts receivable, gross	1,042	972
Allowance for doubtful accounts	(63)	(61)
Accounts receivable, net	979	911
The following table shows the movements in the allowance for doubtful accounts for the six months ended June 30, 2025 and the year ended December 31, 2024:

As at (millions of dollars)	June 30, 2025	December 31, 2024
Allowance for doubtful accounts – beginning	(61)	(57)
Write-offs	8	18
Additions to allowance for doubtful accounts	(10)	(22)
Allowance for doubtful accounts – ending	(63)	(61)
8.    OTHER CURRENT ASSETS

As at (millions of dollars)	June 30, 2025	December 31, 2024
Prepaid expenses and other assets	96	94
Regulatory assets (Note 11)	31	42
Materials and supplies	33	29
	160	165
9.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	June 30, 2025	December 31, 2024
Property, plant and equipment	42,200	41,320
Less: accumulated depreciation	(14,697)	(14,340)
	27,503	26,980
Construction in progress	2,770	2,113
	30,273	29,093
10. INTANGIBLE ASSETS

As at (millions of dollars)	June 30, 2025	December 31, 2024
Intangible assets	1,541	1,487
Less: accumulated depreciation	(920)	(877)
	621	610
Development in progress	25	51
	646	661

8

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
11.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	June 30, 2025	December 31, 2024
Regulatory assets:
Deferred income tax regulatory asset	3,389	3,263
Broadband deferral	63	48
Post-retirement and post-employment benefits - non-service cost	61	72
Environmental	43	44
Getting Ontario Connected Act variance	25	24
Stock-based compensation	18	24
Rural and remote rate protection variance	10	18
Other	55	52
Total regulatory assets	3,664	3,545
Less: current portion	(31)	(42)
	3,633	3,503

Regulatory liabilities:
Pension benefit regulatory liability	744	647
Post-retirement and post-employment benefits	376	376
Retail settlement variance (RSVA)	203	157
Earnings sharing mechanism (ESM) deferral	145	150
Distribution rate riders	58	45
External revenue variance	52	31
Other post-employment benefits (OPEB) asymmetrical carrying charge variance	41	33
Capitalized overhead tax variance	38	38
Tax rule changes variance	35	34
Asset removal costs cumulative variance	27	26
Pension cost differential	22	21
Deferred income tax regulatory liability	8	4
Other	32	36
Total regulatory liabilities	1,781	1,598
Less: current portion	(54)	(122)
	1,727	1,476

9

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
Distribution Rate Riders
As part of the Joint Rate Application (JRAP) Decision, the Ontario Energy Board (OEB) approved the disposition of certain deferral and variance account balances as at December 31, 2020, including accrued interest. These approved balances, including those for RSVA, tax rule changes variance, and pension cost differential were accumulated in distribution rate riders. The amounts are being disposed of over a three-year period ending December 31, 2025. As part of Hydro One Networks’ application for 2025 distribution rates, the OEB approved the disposition of certain balances as at December 31, 2023, including accrued interest on an interim basis. This amount is being disposed of over a one-year period ending December 31, 2025. This rider, together with those approved in JRAP, make up the majority of this balance.
12.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	June 30, 2025	December 31, 2024
Deferred pension assets	744	647
Investments in associates[1]	299	46
Right-of-Use assets	47	55
Other long-term assets	78	60
	1,168	808
1 On March 4, 2025, Hydro One Networks completed the acquisition of an approximate 48% interest in the EWT LP for approximately $261 million in cash, including closing adjustments.
13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	June 30, 2025	December 31, 2024
Accrued liabilities	982	794
Accounts payable	355	348
Unearned revenue	335	336
Accrued interest	180	180
Regulatory liabilities (Note 11)	54	122
Lease obligations	14	14
Environmental liabilities	11	11
Derivative liabilities (Note 16)	6	4
	1,937	1,809
14.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	June 30, 2025	December 31, 2024
Post-retirement and post-employment benefit liability	1,609	1,590
Asset retirement obligations	38	38
Environmental liabilities	34	36
Lease obligations	33	41
Derivative liabilities (Note 16)	1	3
Other long-term liabilities	52	43
	1,767	1,751
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s commercial paper program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The commercial paper program is supported by Hydro One Inc.’s revolving standby credit facilities totalling $3,050 million.
As at June 30, 2025, Hydro One’s consolidated committed, unsecured, and revolving credit facilities (Operating Credit Facilities) were $3,300 million, comprised of Hydro One Inc.'s credit facilities of $3,050 million and Hydro One's credit facilities of $250 million. On June 1, 2025, Hydro One extended the maturity date of the Operating Credit Facilities from 2029 to 2030. As at June 30, 2025, no amounts have been drawn on the Operating Credit Facilities.

10

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of borrowing based on its performance on certain sustainability performance measures, which are related to Hydro One's sustainability goals. The obligation of each lender to extend credit under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. As at June 30, 2025, no debt securities have been issued by HOHL.
Long-Term Debt
The following table presents long-term debt outstanding as at June 30, 2025 and December 31, 2024:

As at (millions of dollars)	June 30, 2025	December 31, 2024
Hydro One Inc. long-term debt (a)	16,320	17,070
Hydro One long-term debt (b)	425	425
	16,745	17,495
Add: Net unamortized debt premiums	41	41
Add: Realized mark-to-market gain[1]	1	3
Less: Unamortized deferred debt issuance costs	(57)	(60)
Total long-term debt	16,730	17,479

Less: Long-term debt payable within one year	(900)	(1,150)
	15,830	16,329
1 In October 2023, Hydro One Inc. entered into a $400 million fixed-to-floating interest-rate swap agreement to convert the $400 million Medium-Term Note (MTN) Series 57 notes maturing October 20, 2025, into a variable rate debt. This swap was accounted for as a fair value hedge. In December 2023, this swap was terminated with a payment received of $6 million on settlement, which is being amortized over the term of the related note.
(a) Hydro One Inc. long-term debt
As at June 30, 2025, long-term debt of $16,320 million (December 31, 2024 - $17,070 million) was outstanding, the majority of which was issued under Hydro One Inc.’s MTN Program. In February 2024, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026. During the three and six months ended June 30, 2025, no long-term debt was issued (2024 - $nil and $800 million) and $350 million and $750 million long-term debt was repaid (2024 - $700 million in both periods).
(b) Hydro One long-term debt
As at June 30, 2025, long-term debt of $425 million (December 31, 2024 - $425 million) was outstanding. On August 19, 2024, Hydro One filed a short form base shelf prospectus (Universal Base Shelf Prospectus) with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, debt, equity or other securities, or any combination thereof, during the 25-month period ending in September 2026. As at June 30, 2025, no securities have been issued under the Universal Base Shelf Prospectus. During the three and six months ended June 30, 2025 and 2024, no long-term debt was issued or repaid.
Principal and Interest Payments
As at June 30, 2025, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	900	700	4.0
Year 2	425	665	3.3
Year 3	1,175	658	3.6
Year 4	550	618	3.0
Year 5	1,350	591	4.4
	4,400	3,232	3.8
Years 6-10	3,810	2,459	4.3
Thereafter	8,535	4,367	4.4
	16,745	10,058	4.2

11

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
16.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
As at June 30, 2025 and December 31, 2024, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The carrying values and fair values of the Company’s long-term debt as at June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025		December 31, 2024
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	16,730	16,571	17,479	17,364
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
As at June 30, 2025 and December 31, 2024, Hydro One Inc. had no fair value hedges.
Cash Flow Hedges
As at June 30, 2025 and December 31, 2024, Hydro One Inc. had a $425 million, pay-fixed, receive-floating interest-rate swap agreement designated as a cash flow hedge. This cash flow hedge is intended to offset the variability of interest rates between December 21, 2023 and September 21, 2026.
As at June 30, 2025 and December 31, 2024, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities as at June 30, 2025 and December 31, 2024 is as follows:

As at June 30, 2025 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	16,730	16,571	—	16,571	—
Derivative instruments (Notes 13 & 14)
Cash flow hedges, including current portion	7	7	—	7	—
	16,737	16,578	—	16,578	—

As at December 31, 2024 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	17,479	17,364	—	17,364	—
Derivative instruments (Notes 13 & 14)
Cash flow hedges, including current portion	7	7	—	7	—
	17,486	17,371	—	17,371	—
The fair value of the interest rate swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the six months ended June 30, 2025 or the year ended December 31, 2024.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

12

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease to Hydro One’s net income for the three and six months ended June 30, 2025 and 2024, respectively.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to net income or net loss in the same period during which the hedged transaction affects results of operations. The following table shows the amounts recorded in OCL and reclassified to financing charges for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2025	2024	2025	2024
Amounts recorded in OCL/OCI
Before tax loss (gain)	(1)	—	2	(6)
After tax loss (gain)	(1)	—	1	(4)
Amounts reclassified to financing charges
Before tax loss (gain)	1	(2)	2	(3)
After tax loss (gain)	—	(1)	1	(2)
This resulted in an accumulated other comprehensive loss (AOCL) of $5 million related to cash flow hedges as at June 30, 2025 (December 31, 2024 - $5 million).
The Company estimates that the amount of AOCL, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is approximately $4 million. Actual amounts reclassified to results of operations depend on the interest rate in effect until the derivative contracts mature. For all forecasted transactions, as at June 30, 2025, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately one year.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 17 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. As at June 30, 2025 and 2024, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. As at June 30, 2025 and 2024, there was no material accounts receivable balance due from any single customer.
As at June 30, 2025, the Company’s allowance for doubtful accounts was $63 million (December 31, 2024 - $61 million). The allowance for doubtful accounts reflects the Company's current expected credit loss for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. As at June 30, 2025, approximately 8% (December 31, 2024 - 7%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. As at June 30, 2025 and 2024, Hydro One’s credit exposure for all derivative instruments and applicable payables was with one financial institution with investment grade credit ratings as counterparty.

13

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements.
In February 2024, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026. Hydro One’s Universal Base Shelf Prospectus allows it to offer, from time to time in one or more public offerings, debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 19, 2026.
On November 29, 2024, HOHL filed a short form base shelf prospectus (U.S. Debt Shelf Prospectus) with securities regulatory authorities in Canada and the U.S., that expires in December 2026. The U.S. Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, debt securities, unconditionally guaranteed by Hydro One. As at June 30, 2025, no securities have been issued under the U.S. Debt Shelf Prospectus.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
17.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit (recovery) costs for the three and six months ended June 30, 2025 and 2024:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended June 30 (millions of dollars)	2025	2024	2025	2024
Current service cost	37	34	15	14
Interest cost	103	100	20	19
Expected return on plan assets, net of expenses[1]	(166)	(151)	—	—
Amortization of prior service (credit) cost	(1)	(1)	2	2
Amortization of actuarial losses (gains)	(4)	4	(4)	(5)
Net periodic benefit (recovery) costs	(31)	(14)	33	30

Charged to results of operations[2]	5	6	24	23

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Six months ended June 30 (millions of dollars)	2025	2024	2025	2024
Current service cost	74	68	30	28
Interest cost	206	200	40	37
Expected return on plan assets, net of expenses[1]	(332)	(302)	—	—
Amortization of prior service (credit) cost	(2)	(2)	4	4
Amortization of actuarial losses (gains)	(8)	8	(8)	(10)
Net periodic benefit (recovery) costs	(62)	(28)	66	59

Charged to results of operations[2]	11	12	47	43
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2025 is 7.20% (2024 - 7.00%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and six months ended June 30, 2025, pension costs of $16 million (2024 - $17 million) and $36 million (2024 - $35 million), respectively, were attributed to labour, of which $5 million (2024 - $6 million) and $11 million (2024 - $12 million), respectively, was charged to operations, and $11 million (2024 - $11 million) and $25 million (2024 - $23 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.

14

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
18.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. As at June 30, 2025, the Company had 599,775,338 (December 31, 2024 - 599,435,650) common shares issued and outstanding.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at June 30, 2025 and December 31, 2024, the Company had no preferred shares issued and outstanding.
19.    DIVIDENDS
During the three months ended June 30, 2025, common share dividends in the amount of $200 million (2024 - $188 million) were declared and paid.
During the six months ended June 30, 2025, common share dividends in the amount of $388 million (2024 - $366 million) were declared and paid. See Note 27 - Subsequent Events for dividends declared subsequent to June 30, 2025.
20.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the Long-term Incentive Plan (LTIP), which are calculated using the treasury stock method.

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024

Net income attributable to common shareholders (millions of dollars)	327	292	685	585

Weighted-average number of shares
Basic	599,771,271	599,421,431	599,604,580	599,249,249
Effect of dilutive stock-based compensation plans	1,073,914	1,344,644	1,144,466	1,423,525
Diluted	600,845,185	600,766,075	600,749,046	600,672,774

EPS
Basic	$0.54	$0.49	$1.14	$0.98
Diluted	$0.54	$0.49	$1.14	$0.97
21.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of the Society of United Professionals (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and six months ended June 30, 2025 and 2024 is presented below:

	Three months ended June 30		Six months ended June 30
(number of share grants)	2025	2024	2025	2024
Share grants outstanding - beginning	1,407,294	1,782,376	1,407,294	1,782,376
Granted	114	—	114	—
Vested and issued[1]	(335,669)	(348,190)	(335,669)	(348,190)
Share grants outstanding - ending	1,071,739	1,434,186	1,071,739	1,434,186
1 During the three and six months ended June 30, 2025, Hydro One issued 335,669 (2024 - 348,190) common shares from treasury to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.

15

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and six months ended June 30, 2025 and 2024 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2025	2024	2025	2024
DSUs outstanding - beginning	113,198	100,087	107,296	94,624
Granted	5,315	6,102	11,217	11,565
Settled	(15,977)	—	(15,977)	—
DSUs outstanding - ending	102,536	106,189	102,536	106,189
As at June 30, 2025, a liability of $5 million (December 31, 2024 - $5 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $49.07 (December 31, 2024 - $44.27). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and six months ended June 30, 2025 and 2024 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2025	2024	2025	2024
DSUs outstanding - beginning	98,261	148,632	85,690	134,370
Granted	589	1,168	13,160	15,430
Paid	(11,425)	(313)	(11,425)	(313)
DSUs outstanding - ending	87,425	149,487	87,425	149,487
As at June 30, 2025, a liability of $4 million (December 31, 2024 - $4 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $49.07 (December 31, 2024 - $44.27). This liability is included in other long-term liabilities on the consolidated balance sheets.
LTIP
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three and six months ended June 30, 2025 and 2024 is presented below:

	PSUs		RSUs
Three months ended June 30 (number of units)	2025	2024	2025	2024
Units outstanding - beginning	429,488	301,387	445,464	332,096
Granted	2,937	13,222	6,596	2,308
Forfeited	(10,174)	(21,595)	(15,290)	(11,097)
Vested	(3,282)	(19,921)	(5,051)	(251)
Units outstanding - ending	418,969	273,093	431,719	323,056

	PSUs		RSUs
Six months ended June 30 (number of units)	2025	2024	2025	2024
Units outstanding - beginning	286,554	142,925	322,925	186,971
Granted	170,261	172,882	141,114	150,782
Forfeited	(27,380)	(22,793)	(24,200)	(14,446)
Vested	(10,466)	(19,921)	(8,120)	(251)
Units outstanding - ending	418,969	273,093	431,719	323,056
The total grant date fair value of the awards granted during the three and six months ended June 30, 2025 was $1 million and $15 million, respectively (2024 - $1 million and $13 million, respectively). The compensation expense related to these awards during the three and six months ended June 30, 2025 was $5 million and $8 million, respectively (2024 – $3 million and $4 million, respectively).

16

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
22.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% (2024 - 47.1%) ownership as at June 30, 2025. The Ministry of Infrastructure (MOI) is a related party to Hydro One because it is controlled by the Province. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy and Mines. Hydro One also has transactions in the normal course of business with various government ministries and organizations in Ontario that fall under the purview of the Province. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2025 and 2024:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2025	2024	2025	2024
Province	Dividends paid	94	89	182	173
MOI	Broadband subsidy[1]	6	—	19	—
IESO	Power purchased	456	482	1,374	1,301
	Revenues for transmission services	613	579	1,234	1,129
	Amounts related to electricity rebates	233	280	508	607
	Distribution revenues related to rural rate protection	64	63	127	126
	Distribution revenues related to Wataynikaneyap Power LP	33	30	66	60
	Distribution revenues related to supply of electricity to remote northern communities	13	12	25	24
	Funding received related to Conservation and Demand Management programs	—	1	—	1
OPG	Power purchased	3	5	14	11
	Transmission revenues related to provision of services and supply of electricity	—	—	1	1
	Distribution revenues related to provision of services and supply of electricity	1	2	4	3
	Other revenues related to provision of services and supply of electricity	1	1	1	1
	Capital contribution received from OPG	6	—	16	1
	Costs related to the purchase of services	1	—	1	—
OEFC	Power purchased from power contracts administered by the OEFC	—	1	1	1
OEB	OEB fees	3	3	6	6
1 On October 31, 2024, the Ministry of Infrastructure announced that it has developed a program to deliver up to $400 million in subsidies to internet service providers (ISPs) for work associated with designated broadband projects. The program is intended to enable ISPs to successfully and safely attach their material and equipment to the Company’s poles to bring connectivity to rural communities as part of a designated broadband project as defined under Building Broadband Faster Act (Ontario). A portion of these subsidies is used to reimburse Hydro One Networks on behalf of ISPs for their share of enablement costs incurred to facilitate the program to date.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances as at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.
23.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2025	2024	2025	2024
Accounts receivable (Note 7)	24	87	(68)	35
Due from related parties	(33)	(34)	(49)	(46)
Materials and supplies	(3)	2	(3)	3
Prepaid expenses and other assets	2	(24)	(2)	(37)
Other long-term assets	(10)	—	(19)	(1)
Accounts payable	27	103	7	32
Accrued liabilities	42	71	96	103
Unearned revenue (Note 13)	29	51	(1)	72
Due to related parties	(99)	(34)	(184)	(125)
Accrued interest (Note 13)	(1)	(18)	—	6
Long-term accounts payable and other long-term liabilities	—	2	1	—
Post-retirement and post-employment benefit liability	8	15	30	35
	(14)	221	(192)	77

17

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and six months ended June 30, 2025 and 2024. The reconciling items include net change in accruals, transfers, and capitalized depreciation.

	Three months ended June 30, 2025			Six months ended June 30, 2025
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(904)	(9)	(913)	(1,622)	(26)	(1,648)
Reconciling items	118	1	119	214	(3)	211
Cash outflow for capital expenditures	(786)	(8)	(794)	(1,408)	(29)	(1,437)

	Three months ended June 30, 2024			Six months ended June 30, 2024
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(792)	(26)	(818)	(1,441)	(50)	(1,491)
Reconciling items	82	—	82	86	2	88
Cash outflow for capital expenditures	(710)	(26)	(736)	(1,355)	(48)	(1,403)
Supplementary Information

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2025	2024	2025	2024
Net interest paid	184	173	358	302
Income taxes paid	10	8	22	25
24.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
25.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at June 30, 2025 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	53	18	17	8	4	13
Long-term software/meter agreement	6	2	2	2	2	—
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at June 30, 2025 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	3,300	—
Letters of credit[2]	163	—	—	—	—	—
Guarantees[3]	540	—	—	—	—	—
1 On June 1, 2025, the maturity date for the Operating Credit Facilities was extended to June 1, 2030.
2 Letters of credit consist of $153 million letters of credit related to retirement compensation arrangements, a $3 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as $60 million guarantees provided by Hydro One to ONroute relating to OCN LP (OCN Guarantee), and $5 million relating to Aux Energy Inc.

18

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
26.    SEGMENTED REPORTING
The Company has three reportable segments: Transmission, Distribution, and Other. The composition of these segments is described in Note 1 to the consolidated financial statements.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and evaluate the performance of each of the segments. Hydro One’s CODM consists of its Chief Executive Officer and certain members of the executive leadership team. The CODM evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs) (EBIT). The CODM considers the key components of EBIT to understand the variances to prior period on a quarterly basis and measures them against the Company’s budget and forecast across each of the three segments on a monthly basis in order to properly allocate resources between and within the operating segments.

Three months ended June 30, 2025 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	622	1,434	10	2,066
Purchased power	—	899	—	899
Operation, maintenance and administration	129	163	28	320
Depreciation, amortization and asset removal costs	140	146	2	288
Income (loss) before financing charges and income tax expense	353	226	(20)	559

Capital investments	490	420	3	913

Three months ended June 30, 2024 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	583	1,436	12	2,031
Purchased power	—	940	—	940
Operation, maintenance and administration	113	182	24	319
Depreciation, amortization and asset removal costs	134	126	3	263
Income (loss) before financing charges and income tax expense	336	188	(15)	509

Capital investments	502	314	2	818

Six months ended June 30, 2025 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,258	3,195	21	4,474
Purchased power	—	2,119	—	2,119
Operation, maintenance and administration	258	344	50	652
Depreciation, amortization and asset removal costs	279	268	5	552
Income (loss) before financing charges and income tax expense	721	464	(34)	1,151

Capital investments	949	692	7	1,648

Six months ended June 30, 2024 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,136	3,041	20	4,197
Purchased power	—	2,036	—	2,036
Operation, maintenance and administration	234	362	45	641
Depreciation, amortization and asset removal costs	267	244	6	517
Income (loss) before financing charges and income tax expense	635	399	(31)	1,003

Capital investments	923	563	5	1,491

19

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2025 and 2024
Total Assets by Segment:

As at (millions of dollars)	June 30, 2025	December 31, 2024
Transmission	22,839	21,630
Distribution	14,592	14,040
Other	382	1,012
Total assets	37,813	36,682
Total Goodwill by Segment:

As at (millions of dollars)	June 30, 2025	December 31, 2024
Transmission	157	157
Distribution	216	216
Other	5	—
Total goodwill	378	373
All revenues, assets and substantially all costs are earned, held or incurred in Canada.
27.    SUBSEQUENT EVENTS
Dividends
On August 12, 2025, common share dividends of $200 million ($0.3331 per common share) were declared.

20